UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CRISPR Therapeutics AG
(Name of Issuer)
Common Shares, CHF 0.03 par value per share
(Title of Class of Securities)
H17182108
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H17182108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,897,618*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,897,618*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,897,618*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 4.0%*

14. Type of Reporting Person (See Instructions): PN

*As of January 16, 2018 (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,897,618 Common Shares, CHF 0.03 par value per share (the “Common Shares”), of CRISPR Therapeutics AG (the “Issuer”). 1,806,268 of the Common Shares reported above are held directly by Abingworth Bioventures VI, LP (“ABV VI”), 65,934 of the Common Shares reported above are held directly by Abingworth Bioequities Master Fund Limited (“ABE”) and 25,416 of the Common Shares reported above are issuable within 60 days of the Filing Date upon exercise of options (the “Options”) held by Kurt von Emster, a director of the Issuer. The Options exclude Mr. von Emster’s Options to purchase 19,584 Common Shares that are not exercisable within 60 days of the Filing Date. Abingworth, as the investment manager of ABV VI and ABE, may be deemed to beneficially own the 1,806,268 Common Shares held by ABV VI and the 65,934 Common Shares held by ABE. Abingworth has been delegated with all investment and dispositive power over the securities held by ABE. Mr. von Emster is a member of the investment committee of Abingworth, which approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by ABE. From time to time, the investment committee may delegate investment and voting authority over certain securities held by ABE to employees of Abingworth subject to the supervision and oversight of the investment committee, including any limits on such authority imposed by the investment committee in its discretion and the right of the investment committee to revoke such authority at any time.

Under an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Options and any Common Shares issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth, as a result of which each of ABV VI and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Options within 60 days of the Filing Date. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 4.0% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 46,886,196 Common Shares issued and outstanding as of January 12, 2017, based on information obtained from the Issuer and other publicly available information.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent (5%) of the Common Shares of Issuer.

CUSIP No. H17182108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI, LP 98-1059389

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,897,618*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,897,618*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,897,618*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 4.0%*

14. Type of Reporting Person (See Instructions): PN

*As of the Filing Date, ABV VI may be deemed to beneficially own an aggregate of 1,897,618 Common Shares of the Issuer. 1,806,268 of the Common Shares reported above are held directly by ABV VI, 65,934 of the Common Shares reported above are held directly by Abingworth Bioequities Master Fund Limited (“ABE”) and 25,416 of the Common Shares reported above are issuable within 60 days of the Filing Date upon exercise of the Options held by Kurt von Emster, a director of the Issuer. The Options exclude Mr. von Emster’s Options to purchase 19,584 Common Shares that are not exercisable within 60 days of the Filing Date. Abingworth, as the investment manager of ABV VI and ABE, may be deemed to beneficially own the 1,806,268 Common Shares held by ABV VI and the 65,934 Common Shares held by ABE. Abingworth has been delegated with all investment and dispositive power over the securities held by ABE. Mr. von Emster is a member of the investment committee of Abingworth, which approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by ABE. From time to time, the investment committee may delegate investment and voting authority over certain securities held by ABE to employees of Abingworth subject to the supervision and oversight of the investment committee, including any limits on such authority imposed by the investment committee in its discretion and the right of the investment committee to revoke such authority at any time.

Under an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Options and any Common Shares issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth, as a result of which each of ABV VI and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Options within 60 days of the Filing Date. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own 4.0% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 46,886,196 Common Shares issued and outstanding as of January 12, 2018, based on information obtained from the Issuer and other publicly available information.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent (5%) of the Common Shares of Issuer.

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on November 3, 2016, as amended on August 14, 2017 (the “Schedule 13D”). The Schedule 13D, as amended by this Amendment No. 2, relates to the Common Shares, CHF 0.03 par value per share (“Common Shares”), of CRISPR Therapeutics AG (the “Issuer”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

 This Amendment No. 2 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent (5%) of the Common Shares of Issuer.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

 (a)       As of the Filing Date, Abingworth may be deemed to beneficially own an aggregate of 1,897,618 Common Shares. 1,806,268 of such Common Shares are held directly by ABV VI, 65,934 of the Common Shares reported above are held directly by Abingworth Bioequities Master Fund Limited (“ABE”) and 25,416 of the Common Shares are issuable within 60 days of the Filing Date upon exercise of options (the “Options”) held by Kurt von Emster, received as director’s compensation pursuant to the following grants:

●	October 18, 2016: Mr. von Emster was granted an option for 30,000 Common Shares, with 100% of the shares vesting in 36 equal monthly installments beginning on October 31, 2016. This grant can be exercised at any time as to vested shares, at an exercise price of USD 14.00, until the expiration date of October 18, 2026. 14,166 Shares of Common Shares are issuable within 60 days of the Filing Date upon exercise of these options.

●	May 31, 2017: Mr. von Emster was granted 15,000 Common Shares, with 100% of the shares vesting in 12 equal monthly installments beginning on June 30, 2017. The Annual Option can be exercised at any time as to vested shares, at an exercise price of USD 13.62, until the expiration date of June 30, 2027. 11,250 Shares of Common Shares are issuable within 60 days of the Filing Date upon exercise of these options.

Under an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Options and any Common Shares issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth. As a result, each of ABV VI and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Options within 60 days of the Filing Date. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth may be deemed to beneficially own 4.0% of the Common Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 46,886,196 Common Shares issued and outstanding as of January 12, 2018, based on information obtained from the Issuer and other publicly available information.

(b)       As discussed above in Item 5(a), Abingworth, as the investment manager of ABV VI and ABE, may be deemed to beneficially own the 1,806,268 Common Shares held by ABV VI, the 65,934 Common Shares held by ABE and the 25,416 Common Shares issuable upon exercise of the Options within 60 days of the Filing Date pursuant to the agreement between Mr. von Emster and Abingworth. Abingworth has been delegated with all investment and dispositive power over the securities held by ABE. Mr. von Emster is a member of the investment committee of Abingworth, which approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by ABE. From time to time, the investment committee may delegate investment and voting authority over certain securities held by ABE to employees of Abingworth subject to the supervision and oversight of the investment committee, including any limits on such authority imposed by the investment committee in its discretion and the right of the investment committee to revoke such authority at any time.

(c)       On May 15, 2017, Abingworth, acting on behalf of ABV VI, entered into a pre-arranged stock trading plan (the “Trading Plan”) to sell Common Shares of the Issuer, which became effective on May 29, 2017. The Trading Plan and was designed to comply with Rules 10b5-1 under the Exchange Act, and provides for the sale, over a period of approximately one year, of up to 780,546 Common Shares held by ABV VI. Each Reporting Person may, from time to time, enter into additional stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

During the past sixty (60) days on or prior to January 5, 2018 (the “Event Date”), and from the Event Date to the Filing Date, Abingworth, on behalf of ABV VI, sold 130,091 shares of Common Shares under the Trading Plan, as follows:

Date	Aggregate Shares Sold	Weighted Average Price (USD)
January 2, 2018	37,754	$26.7554(1)
January 5, 2018	92,337	$26.96(2)

Explanation of response:

(1) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $26.60 to $27.36, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(2) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $26.50 to $28.35, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

During the past sixty (60) days on or prior to the Event Date, and from the Event date to the Filing Date, Abingworth, on behalf of ABE, purchased 65,934 Common Shares of the Issuer as follows:

Date	Aggregate Shares Purchased	Price (USD)
January 5, 2018	65,934	$22.75

(d)       Not applicable.

(e)       Not applicable.

Item 7.    Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated November 3, 2016, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on November 3, 2016).

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 of the Form S-1/A filed by the Issuer with the Securities and Exchange Commission on October 7, 2016).

Exhibit 3	Rule 10b5-1 Transaction Plan, dated May 15, 2017 between Abingworth Bioventures VI LP, acting by its Manger Abingworth LLP, and BTIG, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH, LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 3

RULE 10B5-1 TRANSACTION PLAN

I.       Recitals

1.01.       This Rule 10b5-1 Transaction Plan dated the date specified below (the “Plan”) is entered into between the undersigned client (the “Client”) and BTIG, LLC (the “Broker”) for the purpose of establishing a trading plan that satisfies the affirmative defense set forth in Rule 10b5-l(c)(l) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used herein but not defined herein have the meaning given to them in Exhibit A, attached hereto.

1.02.       Client hereby authorizes Broker to execute transaction(s) on behalf of Client in accordance with this Plan in order to permit the transactions in Securities of the Issuer, including, as designated in Exhibit A.

II.       Representations, Warranties and Covenants

2.01.       As of the date hereof, Client is not in possession of any material[1] non-public information with respect to the Issuer or its Securities. Client represents and warrants that the Plan is being entered into in good faith and is not part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

2.02.       Client agrees not to communicate, directly or indirectly, any material non-public information relating to the Securities or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing the Plan at any time while the Plan is in effect. Client acknowledges that Broker and its affiliates may from time to time possess material non-public information relating to the Securities or the Issuer and are under no obligation to disclose that information to Client.

2.03.        Client acknowledges that Client is solely responsible for making any necessary disclosures under and otherwise complying with Sections 13 and 16 of the Exchange Act, Rule 144 of the Securities Act of 1933 (the “Securities Act”) and other applicable laws. Client acknowledges that neither Broker nor any of its affiliates has advised it with respect to any legal, regulatory, tax, accounting or economic consequences arising from the Plan or any transactions under the Plan. Broker agrees to conduct all sales transactions in accordance with the manner of sale requirement of Rule 144 under the Securities Act and in no event shall Broker effect any Sale if such sale would exceed the then applicable volume limitations under Rule 144.

2.04.       Broker will be responsible for completing and filing on behalf of Client the required Form 144s that Client shall execute and provide, as requested by Broker. Client understands and agrees that Broker shall make one Form 144 filing at the start of each three-month period with the initial filing made on the date on which the first order to sell Securities is placed hereunder. Each such 144 shall state in the “Remarks” section that the sales thereunder are being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c), shall include the date the Client adopted this Plan and shall indicate that the representation regarding the Client’s knowledge of material information speaks as of the adoption of this Plan.

2.05.       While the Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Securities covered by the Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Securities) and agrees not to alter (except as provided in Section IV below) or deviate from, or attempt to exercise any influence over how, when or whether transactions are executed pursuant to, the terms of the Plan.

[1] “Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer.

 2.06.       While the Plan is in effect, Client shall not (i) enter into a binding contract with respect to the purchase or sale of Securities with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Securities or (iii) adopt a Plan for trading with respect to Securities other than the Plan. In addition, Client represents that no such contract, instruction or plan is currently in effect. Notwithstanding anything to the contrary set forth in this Plan, nothing in this Plan shall prevent Client from engaging in a business combination transaction with the Issuer, which may include but is not limited to a tender or exchange offer, merger, acquisition, reorganization, recapitalization, acquisition of all or substantially all of the assets, or a comparable transaction.

2.07.        Broker shall maintain appropriate policies and procedures designed to ensure that each person with trading authority under the Plan does not possess material non-public information with respect to the Issuer or its Securities. Broker shall terminate or suspend the trading authority under the Plan of any such person promptly upon learning that such person has become aware of material non-public information with respect to the Issuer or its Securities.

2.08.        Client has obtained all necessary and required authorizations, consents and approvals to enter into this Agreement and the transactions that are the subject of this Agreement.

2.09.        Broker shall promptly notify Client in writing of each transaction executed pursuand to this Plan and shall use its best efforts to provide such notice by 6 p.m. (EST) on the date of execution and, in any event, shall provide such notice no later than 12:00 p.m. (EST) on the following business day.

III.       Transaction Details

3.01.       Client appoints Broker to execute the orders specified in the Plan pursuant to the terms and conditions set forth below under ordinary principles of best execution. Broker hereby accepts such appointment.

3.02.       Broker shall commence transactions in Securities pursuant to the Plan beginning on the Plan Commencement Date.

3.03.       Broker will execute transactions in Securities as set forth in Exhibit A for the account of Client. Unless otherwise specified in Exhibit A, orders filled under the Plan shall be executed on a “Not Held” basis. Not Held orders are market or limit orders that give the trader the right to use his or her discretion in the price and time of filling the order. Broker has the discretion, not obligation, to execute 10b5-1 orders during pre-opening or after hours.

3.04.       The Aggregate Share Number and the limit prices, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Securities or any change in capitalization with respect to the Issuer that occurs during the term ofthe Plan.

3.05.        Client acknowledges and agrees that Broker may elect not to execute transactions in Securities pursuant to the Plan at any time when:

(i)       Broker, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity has occurred that could, in Broker’s judgment, impact offer, sales or delivery of Securities and Broker has so notified Client promptly in writing (provided that Broker shall resume effecting trades in accordance with the Plan as soon as Broker determines that is reasonably practical to do so and has so notified Client promptly in writing); or

(ii)       Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, regulatory, contractual or other restriction applicable to it or its affiliates or to Client or Client’s affiliates and has so notified Client promptly in writing; or

(iii)       Broker has received notice from Client to terminate the Plan in accordance with Paragraph 4.02(b) below.

3.06.       Client hereby authorizes Broker to serve as Client’s agent and attorney-in-fact in accordance with the terms of the Plan.

IV.       Amendment; Termination and Suspension

4.01.       The Plan may be modified or amended only by a writing signed by Client and Broker and any modification or amendment by Client requires:

(i)       The written consent of Broker, which consent shall specify the effective date of the modified or amended Plan; and

(ii)       (1) a certificate signed by the each of the Client and the Broker certifying that the representations and warranties in this Plan are true and correct at and as of the date of such certificate as if made at and as of such date or (2) the execution of a new Plan, as determined by Broker.

4.02.     (a)      The Plan shall terminate on the Plan Termination Date.

 (b)       The Plan may be terminated by Client at any time upon prior written notice sent to Broker by overnight mail and by facsimile at the address and fax number set forth in paragraph 6.04 below. Client agrees that Client shall not terminate the Plan except upon consultation with Client’s own legal advisors. Notwithstanding the Plan termination as provided in this paragraph, any transactions that are in process, including transactions that are executed on the date of the termination notice but occur prior to Broker receiving such notice and any transactions that have not fully settled as of such termination notice date shall continue until completion in accordance with the terms of this Agreement.

(c)       The Plan shall be suspended or, at Broker’s option, terminated, if Broker is prohibited from making transactions pursuant to the Plan by a legal, regulatory, contractual or other restriction applicable to it or its affiliates or to Client or Client’s affiliates and Broker so notifies Client promptly in writing.

4.03.       Client acknowledges that terminations or modifications or amendments to this Plan or other similar trading plans may affect Client’s ability to rely on Rule 10b5-1.

4.04.       Client agrees and understands that Broker shall execute the Plan in accordance with its terms and shall not be required to suspend, terminate or modify this Plan unless Broker receives notice from the Client in accordance with this Section IV.

V.       Indemnification; Limitation of Liability

5.01.       Client agrees to indemnify and hold harmless Broker and its directors, officers, employees and affiliates (each, an “Indemnified Person”) from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, the “Losses”) arising out of or relating to the Plan, including, without limitation, (i) any breach by Client of the Plan (including Client’s representations and warranties hereunder), (ii) any violation by Client of applicable laws or regulations, including violations by Client of Rule 10b-5, Rule 14e-3 of the Exchange Act, or any other federal, state or foreign securities laws or regulations prohibiting trading while aware of material nonpublic information, or (iii) any regulatory investigation or inquiry relating to transactions made pursuant to the Plan; excluding, in each case, any Losses arising out of or relating to fraud, willful misconduct, gross negligence or breaches of the Plan by any Indemnified Person. This indemnification shall survive termination of the Plan.

5.02.       Notwithstanding any other provision hereof, Broker shall not be liable to Client for (i) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen except for those arising out of or relating to fraud, willful misconduct or gross negligence by any Indemnified Person or (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

VI.       Miscellaneous

6.01.       Proceeds from each transaction in Securities effected under the Plan will be delivered to Client’s account less any commission, commission equivalent, mark-up or differential and other expenses of sale to be paid to Broker or any other executing broker or clearing firm involved in the transaction, including, but not limited to execution, margin, funding provided that any commission hereunder shall be as set forth in Exhibit A.

6.02.       Client and Broker acknowledge and agree that the Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

6.03.       Client acknowledges and agrees that the Plan shall be subject to the terms and conditions of Client’s account agreement with Broker or Broker’s clearing firm (the “account agreement”) and, in the event of any inconsistency, the account agreement shall prevail. Subject to the preceding sentence, the Plan constitutes the entire agreement between Client and Broker with respect to the Plan and supersedes any prior agreements or understandings with regard to the Plan.

6.04. (a) All notices to Broker under the Plan shall be given to Broker in the manner specified by the Plan by telephone, by facsimile or by certified mail as provided below:

BTIG, LLC

600 Montgomery Street, 6th Floor

San Francisco, CA 94111

Attn: Matt Clark and Nick Nolan

Telephone: (415) 248-5525

Fax: (415) 398-7100

E-Mail: mclark@btig.com and nnolan@btig.com

With a copy to:

BTIG, LLC

600 Montgomery Street, 6th Floor

San Francisco, CA 94111

Attn: Chief Compliance Officer

Telephone: (415) 248-2200

Fax: (415) 398-7100

 E-mail: compliance@btig.com

(b)        All notices to Client under the Plan shall be given to Client in the manner specified by the Plan by telephone , by facsimile or by certified mail as provided below:

Abingworth LLP

38 Jermyn Street

London SWIY 6DN

United Kingdom

Attn: General Counsel

Telephone:+44 207 534 1508

Fax:+44 207 534 1539

E-mail: legal@abingworth.com

6.05.        Client’s rights and obligations under the Plan may not be assigned or delegated without the written permission of Broker. Broker’s rights and obligations may not be assigned or delegated without the written permission of Client.

6.06.        The Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

6.07.        If any provision of the Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant Jaw, rule or regulation. All other provisions of the Plan will continue and remain in full force and effect.

6.08.        This Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

IN WITNESS WHEREOF, the undersigned have signed this Plan.

Dated: May 15, 2017

Abingworth Bioventures VI LP acting by its Manager Abingworth LLP		BTIG, LLC

By:	/s/ Stephen Bunting	By:	/s/ Matt Clark/NN
	Name: Stephen Bunting		Name: Matt Clark
	Title: Chairman		Title: Managing Director

Exhibit A

Transaction Details

Client Name:       Abingworth Bioventures VI LP acting by its Manager Abingworth LLP

Issuer Name:       CRISPR Therapeutics AG

Plan Commencement Date:   May 29, 2017

Plan Termination Date:   May 28, 2018

Commission:   $0.03         per share

1. List the Security and the class of security (the “Security”) subject to the Plan.

Commons shares of the Issuer

2. Name of principal market or exchange for the Securities (the “Exchange”): Nasdaq

3. Type of transaction(s) subject to the Plan:	☐ Exercise of Call Options	☒ Sale of Common Stock

☐ Purchase	☐ Derivative

4. Please indicate if the Plan covers:	☒ Stock	☐ Options	☐ Stock and Options

5. Please indicate what type of Options, if any:	☐ Cash	☐ Cashless	☐ Listed

6. Please indicate if you are:	Section 16 Insider:	☐ Yes	☒ No

	Rule 144 Affiliate:	☒ Yes	☐ No

7. Aggregate amount of the Securities covered by the Plan (specified in terms of number of shares or other securities or a specified dollar value of securities (after deducting commissions)) (the “Aggregate Share Number” or “Aggregate Amount”, as applicable:

780,546 shares

A-1

8. Share prices and numbers of shares for sales under this Plan (share prices in USD amounts):

9. Further instructions: Sell at volume weighted average price each trading day as many shares as possible subject to the price limits identified above and Rule 144 volume restrictions in open market trades without exceeding 25% of the daily trading volume in aggregate.

A-2